EXHIBIT 10.12

September 25, 2017

General Finance Corporation
39 East Union Street
Pasadena, California 91103

Dear Sirs

**Project Coming Home – Amended and Restated Securities Purchase Agreement**

We refer to the abovementioned Amended and Restated Securities Purchase Agreement dated September 19, 2017 ("**SPA**") between Bison Capital Partners V, L.P., General Finance Corporation, GFN U.S. Australasia Holdings, Inc., GFN Asia Pacific Holdings Pty Ltd ACN 620 127 791 and GFN Asia Pacific Finance Pty Ltd ACN 620 128 001 (each a "**Party**" and collectively, the "**Parties**").

Words and expressions defined in the SPA have the same meaning when used in this letter unless the context requires otherwise.

The Parties acknowledge and agree that:

(a) in respect of each Subsidiary of the Company, including without limitation the following entities:

   (i) Royal Wolf Holdings;

   (ii) Royal Wolf Trading;

   (iii) Royal Wolf Kookaburra;

   (iv) Royalwolf NZ; and

   (v) Royalwolf Trading NZ,

   (each a "**Relevant Entity**" and collectively, the "**Relevant Entities**"),

   the Company must, by no later than the earlier of:

   (vi) 21 days after the 100% Acquisition State Date; and

   (vii) 180 days after Closing,

   or such other date as agreed by the Parties in writing, deliver to the Purchaser:

   (viii) certified copies of the constitutions for each Relevant Entity as at the date of delivery, and certified by their respective Secretary as being in full force and effect as at the date of delivery; and

   (ix) resolutions of each Relevant Entity's respective Board of Directors approving and authorizing the execution and delivery of, and performance of the obligations under, the SPA and the Related Agreements to which each is a party and the consummation of the transactions contemplated thereby;

(b) the proposed form of the constitution for each Subsidiary of the Company (including, without limitation, each Relevant Entity) to be delivered by the Company to the Purchaser in accordance with paragraph (a) above, must first be provided to the Purchaser no later than 14 days before the date it proposes to deliver such documents in accordance paragraph (a);

(c) in respect of the constitution for Royal Wolf Holdings, it must include a provision substantially in the following form:

"Notwithstanding any other rule, clause or provision of this Constitution to the contrary, a shareholder of the Company may, at any time, without the requirement for the consent or agreement of any other person, grant a mortgage, charge, lien, pledge, trust, 'security interest' (as defined in the *Personal Property Securities Act 2009* (Cth)), power or other security interest of any kind (each a **Security Interest**) over any one or more of its shares in, and over any or all of its other rights, title, benefit and/or interest in, the Company to or in favour of any bank, other financial institution or other entity or person (any such bank, other financial institution or other entity or person being a **Secured Party**) as security for the payment of a monetary obligation and/or performance of any other obligation. Any share the subject of a Security Interest under this clause [•] may, at any time, be transferred to any of:

(a) the corresponding Secured Party;

(b) any agent, trustee or nominee of the corresponding Secured Party; and/or

(c) any person who purchases or agrees to purchase the share from the corresponding Secured Party, any agent, trustee or nominee of the corresponding Secured Party or any receiver or receiver and manager appointed under the Security Interest,

and the Directors of the Company must register such transfer(s) and register the transferee(s) as a shareholder of the Company, and may not suspend any such registration, upon receiving a request from the transferee(s) of such share to do so";

(d) in respect of the constitution for each Subsidiary of the Company (including, without limitation, each Relevant Entity): it must not include any rule, clause or provision which may operate to prevent the directors declaring, or the entity making, any dividend or distribution to its shareholder(s) from time to time;

(e) the Purchaser must advise the Company within 7 days from the date it is provided the proposed form of constitution for each Subsidiary of the Company (including, without limitation, each Relevant Entity) in accordance with paragraph (b) above whether it consents to each proposed form;

(f) the Purchaser may only not consent in accordance with paragraph (e) above if, and only if, it believes, acting reasonably, a relevant constitution does not include the requirements referred to in either paragraph (c) or (d) above (as applicable), in which case the Purchaser must, at the time of notification required in accordance with paragraph (e) above, provide to the Company the required amendments to be made to each constitution to which it does not consent to reflect the requirements referred to in either paragraph (c) or (d) above (as applicable), with such amendments to be made to the relevant constitution before their adoption, certification and delivery to the Purchaser in accordance with paragraph (a);

(g) if the Purchaser does not advise the Company whether or not it consents to a proposed form of constitution within 7 days from the date it is provided that proposed form in accordance with paragraph (b) above, the Purchaser is deemed to have consented to that relevant proposed form;

(h) any failure by the Company to comply with any provision of this deed constitutes an Event of Default for the purposes of clause 12.1(b) of the SPA;

(i) the SPA continues in full force and effect; and

(j) each Party represents and warrants that it has capacity to execute, deliver and comply with its obligations under this deed.

Please indicate your agreement to the matters set out in this deed by signing this deed in the space provided below and returning the signed copy to us.

Yours faithfully
Bison Capital Partners V, L.P.
233 Wilshire Boulevard
Suite 425
Santa Monica, CA 90401

**Executed as a deed.**

**SIGNED, SEALED AND DELIVERED** by
**Bison Capital Partners V, L.P.** by its duly
authorised representative in the presence of:

_______________________________
Signature of witness

Lou M Caballero
_______________________________
Name of witness

By: Bison Capital Partners V GP, L.P., a
Delaware limited partnership, general partner of
Bison Capital Partners V, L.P.

By: Bison Capital Partners GP, LLC, a
Delaware limited liability company, its
general partner

By: _______________________________
Name: Douglas B. Trussler
Title: Managing Member

Yours faithfully
Bison Capital Partners V, L.P.
233 Wilshire Boulevard
Suite 425
Santa Monica, CA 90401

**Executed as a deed.**

**SIGNED, SEALED AND DELIVERED** by **Bison Capital Partners, V, L.P.** by its duly authorised representative in the presence of:

______________________ ←
Signature of witness

______________________
Name of witness

______________________ ←
Signature
Name:
Title:

**SIGNED, SEALED AND DELIVERED** by **General Finance Corporation** by its duly authorised representative in the presence of:

[signature] ←
Signature of witness

Sally Lierheimer
Name of witness

[signature] ←
Signature
Name: **Christopher A. Wilson**
Title: **Secretary**

**SIGNED, SEALED AND DELIVERED** by **GFN U.S. Australasia Holdings, Inc.** by its duly authorised representative in the presence of:

[signature] ←
Signature of witness

Sally Lierheimer
Name of witness

[signature] ←
Signature
Name: **Christopher A. Wilson**
Title: **Secretary**

**SIGNED, SEALED AND DELIVERED** by **GFN Asia Pacific Holdings Pty Ltd ACN 620 127 791** in accordance with section 127 of the *Corporations Act 2001* (Cth):

[signature] ←
Signature of Director

Ronald F. Valenta
Full name

[signature] ←
Signature of Director/Company Secretary

**Christopher A. Wilson**
**Secretary**
Full name

**SIGNED, SEALED AND DELIVERED** by
**GFN Asia Pacific Finance Pty Ltd ACN
620 128 001** in accordance with section 127
of the *Corporations Act 2001* (Cth):

_____
Signature of Director

_____
Full name    Ronald F. Valenta

_____
Signature of Director/Company Secretary

_____
Full name    Christopher A. Wilson

Yours faithfully
Bison Capital Partners V, L.P.
233 Wilshire Boulevard
Suite 425
Santa Monica, CA 90401

**Executed as a deed.**

**SIGNED, SEALED AND DELIVERED** by **Bison Capital Partners, V, L.P.** by its duly authorised representative in the presence of:

______________________ ←
Signature of witness

______________________
Name of witness

______________________ ←
Signature
Name:
Title:

**SIGNED, SEALED AND DELIVERED** by **General Finance Corporation** by its duly authorised representative in the presence of:

______________________ ←
Signature of witness

______________________
Name of witness

______________________ ←
Signature
Name:
Title:

**SIGNED, SEALED AND DELIVERED** by **GFN U.S. Australasia Holdings, Inc.** by its duly authorised representative in the presence of:

______________________ ←
Signature of witness

______________________
Name of witness

______________________ ←
Signature
Name:
Title:

**SIGNED, SEALED AND DELIVERED** for **GFN ASIA PACIFIC HOLDINGS PTY LTD ACN 620 127 791** by its attorney under power of attorney dated 19 September 2017 who has no notice of revocation of that power of attorney in the presence of:

Matthew Weetman ←
Signature of witness

MATTHEW WEETMAN
Name of witness (print)

Melissa Jones ←
Signature of attorney

Melissa Jones
Name of attorney (print)

**SIGNED, SEALED AND DELIVERED** for **GFN ASIA PACIFIC FINANCE PTY LTD ACN 620 128 001** by its attorney under power of attorney dated 19 September 2017 who has no notice of revocation of that power of attorney in the presence of:

| | |
|---|---|
| Matthew Weetman | Melissa Jones |
| Signature of witness | Signature of attorney |
| MATTHEW WEETMAN | Melissa Jones |
| Name of witness (print) | Name of attorney (print) |